UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ x ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from __________ to ___________

Commission file number 1-31599

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
(Full title of the plan)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of plan)

ENDURANCE SPECIALTY HOLDINGS LTD.

Waterloo House
100 Pitts Bay Road
Pembroke HM 08, Bermuda
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
Table of Contents

Report of Independent Registered Public Accounting Firm	2
Statements of Financial Condition	3
Statements of Changes in Plan Equity	4
Notes to Plan Financial Statements	5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Endurance Specialty Holdings Ltd. Employee Share Purchase Plan

We have audited the accompanying statements of financial condition of Endurance Specialty Holdings Ltd. Employee Share Purchase Plan as of December 31, 2014 and 2013, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial Position of Endurance Specialty Holdings Ltd. Employee Share Purchase Plan at December 31, 2014 and 2013, and the changes in plan equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Ltd.

Hamilton, Bermuda
March 30, 2015

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014 AND 2013
(In United States dollars)

	2014	2013
PLAN ASSETS

Receivable from employer	$423,993	$287,460

LIABILITIES AND PLAN EQUITY

Employee contribution payable	$33,829	$4,860
Plan equity	390,164	282,600

Total Liabilities and Plan Equity	$423,993	$287,460

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(In United States dollars)

	2014	2013	2012

Contributions:
Participants	$1,362,464	$997,469	$964,990
Employer	229,067	170,983	163,862
Total additions	1,591,531	1,168,452	1,128,852

Share purchases on behalf of participants	(1,419,550)	(1,090,852)	(1,127,797)
Participant withdrawals and refunds	(64,417)	(28,567)	(36,441)
Net changes in plan equity	107,564	49,033	(35,386)
Plan equity, beginning of year	282,600	233,567	268,953
Plan equity, end of year	$390,164	$282,600	$233,567

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

1.    Plan description
The following description of the Endurance Specialty Holdings Ltd. Employee Share Purchase Plan (the “Plan”) provides general information. Participants should refer to the Plan Prospectus for a more complete description of the Plan’s provisions.

General
The Plan was adopted by the Compensation Committee of the Board of Directors of Endurance Specialty Holdings Ltd. (“Endurance Holdings” or the “Company”) on April 26, 2005 and by the Board of Directors of the Company on April 27, 2005 and was submitted for and obtained approval by Endurance Holdings’ shareholders at a Special General Meeting held on October 26, 2005. The effective date of the Plan was September 1, 2005. The Board initially authorized the registration of up to 200,000 of the Company’s ordinary shares, par value U.S. $1.00 per share, under the Securities Act of 1933, as amended. On February 23, 2011, the Board authorized an increase to the maximum number of ordinary shares to be reserved for sale under the Plan to 400,000, subject to shareholder approval. At the Annual General Meeting held on May 11, 2011, the increase in ordinary shares to be reserved for sale under the Plan was approved by the Company’s shareholders. The Plan is scheduled to expire on October 1, 2015. As of December 31, 2014, 160,340 (2013 - 186,388; 2012 - 209,130) ordinary shares remained authorized but unissued under the terms of the Plan.

The Plan is intended to provide eligible employees of Endurance Holdings and certain of its subsidiaries with an opportunity to share in the ownership of Endurance Holdings by offering successive options to purchase ordinary shares on terms mutually advantageous to Endurance Holdings and its employees. Unless a higher price is designated by the Compensation Committee, the option price is 85% of the fair market value on the date of exercise.

Options are granted for the number of full and fractional shares of the Company’s ordinary shares, which may be purchased at the end of the purchase period with an employee’s accumulated payroll deductions. Payment for ordinary shares under the Plan may be made only by payroll deductions. Employees may elect the amount of regular deductions in whole percentages of from one to ten percent (1% – 10%) of their gross base salary.

Eligibility
Employees (including officers who are employees) of Endurance Holdings and its subsidiaries (other than employees and officers of Endurance Worldwide Holdings Limited, Endurance Worldwide Insurance Limited, Endurance Specialty Insurance Ltd. Singapore Branch and Endurance Specialty Insurance Ltd., Pembroke (Bermuda), Zurich Branch), who have been regularly employed by Endurance Holdings or its subsidiaries for at least five months and whose customary employment is more than 20 hours per week, are eligible to participate in the Plan. However, no employee will have the ability to participate in the Plan if he or she would own shares and/or hold outstanding options to purchase shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company.

As of December 31, 2014, approximately 813 (2013 – 793; 2012 – 742) employees of Endurance Holdings and its subsidiaries were eligible to participate in the Plan.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

1.    Plan description, cont’d.
Participant contributions
Plan participants may contribute from one to ten percent (1% - 10%) of gross base salary, excluding all other payments. Contributions are collected from participants through after-tax payroll deductions by Endurance Holdings and its subsidiaries. The maximum value of ordinary shares purchased under the Plan for any calendar year may not exceed twenty five thousand dollars (U.S. $25,000) per participant. Funds contributed to the Plan are held within Endurance Holdings’ and its subsidiaries’ general bank account and do not earn interest.

Share purchases
The purchase price per ordinary share for Plan participants is 85% of the fair market value of Endurance Holdings’ ordinary shares on the last trading day of the calendar quarter. Fair market value is determined by the closing price per ordinary share as reported on the New York Stock Exchange on or immediately preceding the last calendar trading date.

Each Plan participant has an account established at the Plan service provider, Computershare Limited (“Computershare”), in which ordinary shares purchased under the Plan may be deposited. Ordinary shares purchased under the Plan are subject to a one year holding period. Therefore, ordinary shares purchased and deposited on behalf of a participant at Computershare may not be sold, transferred, withdrawn or moved within the first year after purchase.

During the year ended December 31, 2014, 26,048 ordinary shares were purchased on behalf of Plan participants at prices ranging between $43.85 and $49.87, which represents a 15% discount from the closing prices per ordinary share from $51.59 to $58.67 on such dates of purchase. As of December 31, 2014, the Plan held plan equity of $390,164 from which, subsequent to year end, 6,520 ordinary shares were purchased on behalf of Plan participants at a price of $50.86, which represents a 15% discount from the closing price per ordinary share of $59.84 on such date of purchase.

During the year ended December 31, 2013, 22,742 ordinary shares were purchased on behalf of Plan participants at prices ranging between $32.73 and $45.66, which represents a 15% discount from the closing prices per ordinary share from $38.50 to $53.72 on such dates of purchase. As of December 31, 2013, the Plan held plan equity of $282,600 from which, subsequent to year end, 4,816 ordinary shares were purchased on behalf of Plan participants at a price of $49.87, which represents a 15% discount from the closing price per ordinary share of $58.67 on such date of purchase.

Termination of participation
Plan participants may withdraw from the Plan at any time up to ten days prior to the purchase date in any purchase period by contacting Endurance Holdings’ or its subsidiaries’ Human Resource Representatives or accessing Computershare, via its website.

Participation in the Plan automatically ceases upon the date of a participant’s death, termination of employment or retirement. Any amounts held in the Plan for the benefit of the participant will be returned to the participant or his estate.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

1.    Plan description, cont’d.
Plan administration and expenses
The Plan is administered under the direction of the Compensation Committee of the Board of Directors of Endurance Holdings, which is composed of independent non-employee directors not eligible to participate in the Plan. The Compensation Committee serves at the pleasure of the Board of Directors, and its members may thus be removed or replaced by action of the Board of Directors at any time. The Compensation Committee resolves questions about participation and is empowered to adopt rules and regulations concerning the administration and interpretation of the Plan.

No charge of any kind or nature is made by Endurance Holdings against the funds received from Plan participants in payment for ordinary shares purchased under the Plan. Endurance Holdings pays all transfer or original issue taxes with respect to issuance of ordinary shares pursuant to the Plan, and all other fees and expenses necessarily incurred by Endurance Holdings to administer the provisions of the Plan.

2.    Summary of significant accounting policies
Basis of Presentation
The accompanying Plan financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

Contributions
Participant contributions are recorded in the period in which the payroll deductions are made from Plan participants.

Fees and Expenses
All administrative fees and expenses are borne by Endurance Holdings and its subsidiaries.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions and withdrawals during the reporting period. Actual results could differ from those estimates.

3.    Participant withdrawals and refunds
During the year ended December 31, 2014, certain participants elected to withdraw from the Plan or made payments in excess of the Plan’s maximum allowable contribution limits, which resulted in contributions due to Plan participants totaling $64,417 (2013 - $28,567; 2012 - $36,441). Of the amount due to Plan participants, $30,588 (2013 - $23,707; 2012 - $9,255) was repaid during the year ended December 31, 2014.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

4.    Tax status
Endurance Holdings’ management designed the Plan in such a manner that all benefits arising out of its operation flow through to the underlying Plan participants. Thus, any earnings of the Plan or the ordinary shares held in the Plan are taxed at the participant level. As such, Endurance Holdings’ management believes that the Plan is tax exempt under the United States Internal Revenue Code. The Plan is intended, but not required, to qualify as an employee stock purchase plan under Section 423 of the United States Internal Revenue Code. Qualification of the Plan under the United States Internal Revenue Code Section 423 requires shareholder approval of the number of the Company’s ordinary shares that may be sold under the Plan. The Plan is generally exempt from the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not intended to qualify under Section 401 of the Code.

5.    Subsequent event
The Plan is scheduled to terminate in accordance with its terms on October 1, 2015. On February 26th, 2015, the Compensation Committee of the Board of Directors of Endurance Holdings approved, subject to approval by the Company's shareholders, a new employee share purchase plan (“2015 Employee Share Purchase Plan”). If the 2015 Employee Share Purchase Plan is approved by the Company's shareholders, the Company will cease offering and issuing new shares under the Plan on June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Specialty Holdings Ltd. Employee Share Purchase Plan

By: Endurance Specialty Holdings Ltd., Plan Administrator

/s/ John V. Del Col
John V. Del Col
General Counsel and Secretary

Dated: March 30, 2015

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm